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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                                WEBMD CORPORATION
                                -----------------
                                (Name of Issuer)
                       (f/k/a Healtheon/WebMD Corporation)


                         COMMON STOCK, $.0001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                    422209106
                                    ---------
                                 (CUSIP Number)

                              Gerald F. Roach, Esq.
          Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
                         2500 First Union Capitol Center
                          150 Fayetteville Street Mall
                          Raleigh, North Carolina 27601
                                 (919) 821-1220
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                 MARCH 1, 2001
                                 -------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))

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CUSIP No. 422209106                                                  Page 2 of 5

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1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                  Quintiles Transnational Corp.
                  I.R.S. Employer Identification No.:  56-1714315

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2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)      [ ]
                  (b)      [ ]

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3) SEC USE ONLY

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4) SOURCE OF FUNDS (See Instructions)
                                                                              OO

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5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   OR 2(e)                                                              [ ]

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6) CITIZENSHIP OR PLACE OF ORGANIZATION

                            North Carolina

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                7)  SOLE VOTING POWER
NUMBER OF                                                             35,000,000
SHARES
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY        8)  SHARED VOTING POWER
EACH                                                                         -0-
REPORTING
PERSON          ----------------------------------------------------------------
WITH:           9)  SOLE DISPOSITIVE POWER
                                                                      35,000,000

                ----------------------------------------------------------------
                10)  SHARED DISPOSITIVE POWER
                                                                             -0-

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11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      35,000,000

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12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
                                                                             [ ]

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13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                         9.7%(1)

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14) TYPE OF REPORTING PERSON (See Instructions)
                                                                              CO


----------

(1) Calculated based on (i) 360,722,004 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of WebMD Corporation (f/k/a Healtheon/WebMD Corporation, the "Issuer") outstanding on November 7, 2000, as reported on the Issuer's Quarterly Report on Form 10-Q dated November 14, 2000 and (ii) 35,000,000 shares of Common Stock issued pursuant to the Merger Agreement (as hereinafter defined).



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CUSIP No. 422209106                                                  Page 3 of 5


         This Amendment No. 2 amends and supplements the Schedule 13D filed by Quintiles Transnational Corp. with the Securities and Exchange Commission on June 5, 2000, as amended on June 30, 2000, with respect to the Common Stock of WebMD Corporation (f/k/a Healtheon/WebMD Corporation, the "Issuer").

ITEM 4.  PURPOSE OF THE TRANSACTION

         Item 4 shall be deleted in its entirety and replaced with the following:

         On January 22, 2000, the Issuer, Pine Merger Corp. (a wholly-owned subsidiary of the Issuer), Envoy Corporation (a wholly-owned subsidiary of Quintiles prior to the consummation of the transactions described in the Merger Agreement), Quintiles and QFinance, Inc. (a wholly-owned subsidiary of Quintiles) entered into the Merger Agreement. Under the Merger Agreement, on May 26, 2000, Envoy Corporation merged with and into Pine Merger Corp., and became a wholly-owned subsidiary of the Issuer (the "Merger"). Quintiles received 35 million shares of the Issuer's common stock and $400 million cash as the consideration for the Merger and issued a warrant to the Issuer to purchase up to 10 million shares of Quintiles common stock, par value $0.01 per share, at $40 per share exercisable for four years. The Merger Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference. The foregoing summary of the Merger is not intended to be complete and is qualified in its entirety by reference to such exhibit. Quintiles and the Issuer also entered into agreements relating to ownership of data rights and internet development in connection with the Merger.

         In addition, Dennis B. Gillings, Quintiles' Chairman and Chief Executive Officer, was named a member of the Issuer's Board of Directors on May 30, 2000.

         Quintiles acquired beneficial ownership of the shares for the purpose of investment. On February 24, 2001, Quintiles received notice that the Issuer had interrupted the delivery of the data which it is obligated to provide pursuant to the Data Rights Agreement dated May 26, 2000 between Quintiles and the Issuer (the "Data Rights Agreement"), pending the revision of access specifications, which the Issuer contends are required by certain state laws. Quintiles believes that the Issuer's action is unwarranted and represents an abrupt change in position and course of conduct by the Issuer's current management. On February 25, 2001, Quintiles obtained from Wake County Superior Court an order temporarily restraining the Issuer from further interruption of data delivery to Quintiles. On February 25, 2001, Dennis B. Gillings dispatched a letter to the Issuer's board of directors in which he notified such members that he has recused himself of all board matters and deliberations regarding Quintiles and the Issuer. On March 1, 2001, Dr. Gillings dispatched a second letter to the Issuer's board of directors in which he requested that the Issuer's board of directors appoint a committee of independent directors to review management's actions with respect to Quintiles and other parties with whom WebMD is contractually obligated. Both letters from Dennis Gillings to the board of directors of the Issuer are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary of each letter is not intended to be complete and is qualified in its entirety by reference to such exhibit.

         Except as described above, Quintiles has no intention to influence or direct the Issuer's affairs, modify its corporate structure or interfere with the business decisions of its management.

         Except as may be set forth above, neither Quintiles, nor to the best of its knowledge, any executive officer or director of Quintiles, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the
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CUSIP No. 422209106                                                  Page 4 of 5


disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer or a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 shall be deleted in its entirety and replaced with the following.

Exhibit A         Agreement and Plan of Merger, dated as of January 22, 2000, among Healtheon/WebMD Corporation, Pine Merger Corp., Envoy
                  Corporation, Quintiles Transnational Corp. and QFinance, Inc.
                  (incorporated by reference from Exhibit 2.01 of Quintiles'
                  Current Report on Form 8-K, dated January 25, 2000, filed with the Securities and Exchange Commission).

Exhibit  B        Voting Agreement, dated June 18, 2000, among Quintiles
                  Transnational Corp. to and for the benefit of Medical Manager
                  Corporation and CareInsite, Inc. (filed as an attachment to Amendment No. 1 to this Schedule 13D)

Exhibit C         Letter from Dennis B. Gillings to the Issuer dated February
                  25, 2001

Exhibit D         Letter from Dennis B. Gillings to the Issuer dated March 1,
                  2001




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CUSIP No. 422209106                                                  Page 5 of 5


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2001

                                QUINTILES TRANSNATIONAL CORP.



                                By: /s/ John Russell
                                    ----------------------------------------
                                Name:  John Russell
                                Title: Sr. Vice President and General Counsel